Exhibit 99.1

Vermilion Energy Trust Closes Agreement to Acquire Working Interest in Corrib Field in Ireland

CALGARY, Alberta--(BUSINESS WIRE)--July 30, 2009--Vermilion Energy Trust (“Vermilion” or the “Trust”) (VET.UN - TSX) announces that it has completed its previously announced agreement to acquire Marathon Oil Corporation’s (“Marathon”) 18.5% non-operated interest in the Corrib field located approximately 83 kilometres off the northwest coast of Ireland. On closing, Vermilion paid US$100 million to Marathon and will pay an additional future payment, the amount of which will vary from approximately US$300 million to US$135 million depending on the date when first commercial gas (‘first gas’) from the field is achieved. Pursuant to the agreement, Vermilion will assume its share of future capital expenditure obligations in order to reach first gas. Beginning at the effective date of January 1, 2009, these costs are anticipated to range up to US$300 million net to the acquired interest.

The Corrib field is expected to produce gross volumes in excess of 300 million cubic feet per day of natural gas for a period of two to four years before experiencing natural declines of 20%. Net production to Vermilion is initially anticipated at approximately 9,000 boe/d. The Corrib asset will further enhance Vermilion’s global asset base and is anticipated to deliver strong, accretive returns.

Once on-stream, the production from Corrib is expected to increase Vermilion’s total annualized production by approximately 30% and generate significant operating cash flow. This acquisition positions Vermilion well for an eventual conversion to a corporation and the execution of its 2010 to 2015 strategic plan. The Corrib transaction also fits well with Vermilion’s European strategy and will provide Vermilion with another strong foothold in attractive European energy markets and a path of identifiable growth over the next few years. With Corrib, Vermilion’s European operation is anticipated to produce in excess of 20,000 boe per day of high netback light sweet oil and natural gas.

The Corrib gas field is forecast to supply up to 60% of Ireland’s gas at peak supply. In addition, construction of the project has created significant employment opportunities, and will ultimately result in the creation of 130 full time jobs. Vermilion is pleased to be joining the Corrib consortium and is committed to being a key contributor to Ireland’s oil and gas industry over the long-term.

About Vermilion

Vermilion adheres to a value creation strategy through the execution of asset optimization programs and strategic acquisitions, and focuses on the development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion also exposes its unitholders to significant upside opportunities through a combination of equity sponsorship in new ventures and managed participation in high impact projects. Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN.

FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this press release contains forward-looking statements and information concerning the timing of the making of and the conditions to completion of the Offer, potential additional reserves, anticipated levels of natural gas production, future capital costs, future natural gas prices and netbacks.

The forward-looking statements and information are based on certain key expectations and assumptions made by Vermilion including expectations and assumptions concerning the timing and amount of future payments to Marathon, the timing of the completion of required production facilities, future capital costs and natural gas prices, potential additional reserves and netbacks. Although Vermilion believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Vermilion can give no assurance that they will prove to be correct.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this material change report concerning these times.

The forward-looking statements and information contained in this press release are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

BOE’s may be misleading, particularly if used in isolation on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

CONTACT:
Vermilion Energy Trust
Lorenzo Donadeo, President & CEO
Curtis W. Hicks, C.A., Executive VP & CFO
and/or
Paul Beique, Vice President Capital Markets
TEL (403) 269-4884
TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com